UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Other Events

On October 3, 2023, Vision Marine Technologies Inc., a Quebec corporation (the “Company”) received a determination from the Nasdaq Stock Market, LLC hearings panel (the “Panel”) granting the Company’s request for the continued listing of its ordinary shares on Nasdaq, subject to the Company evidencing compliance with all applicable criteria for initial listing on The Nasdaq Capital Market, and certain other interim conditions. The Company is diligently working to timely evidence compliance with the terms of the Panel’s decision, which will include the implementation of a reverse stock split and satisfaction of Nasdaq continued listing rules including the bid price rule for (i) a minimum of ten consecutive business days following October 8, 2024, and (ii) a minimum of twenty consecutive business days by or before November 4, 2023. There can be no assurances, however, that the Company will be able to satisfy the foregoing criteria for continued listing. Further, the Panel also advised it reserves the right to reconsider the terms of the foregoing based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Nasdaq Capital Market inadvisable or unwarranted.

As previously disclosed, on August 15, 2024, the Company was notified by the Staff of Nasdaq’s Listing Qualifications Department (the “Staff”) that the Staff had determined to delist the Company’s securities from Nasdaq unless the Company timely requested a hearing before the Panel which the Company did. The Staff’s determination was based upon the Company evidencing: a closing bid price of less than $1.00 per share in contravention of Nasdaq Listing Rules 5550(a)(2). The Panel’s October 3, 2024 decision as outlined above is the result of such hearing.

On October 4, 2024, the Company announced via press release, the results of the determination of the Panel and the impending consolidation of its common shares via a 1-for-9 reverse stock split to become effective on October 8, 2024 entitled “Vision Marine Technologies Granted Extension for Continued Listing on the Nasdaq Stock Market, Vision Marine Announces Reverse Stock Split to Regain Nasdaq Compliance”. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Regulation FD Disclosure

On October 4, 2024, the Company announced in the Press Release that that the Company will effect a reverse stock split of its outstanding common shares at a ratio of 1-for-9 that will become effective at 11:59 p.m. Eastern Time on October 7, 2024. The Company’s common shares will begin trading on Nasdaq on a split-adjusted basis when the market opens on October 8, 2024, under the existing symbol, VMAR, and under a new CUSIP number, 92840Q202. No fractional common shares will be issued in connection with the reverse stock split, any fractional shares resultant from the reverse stock split will be rounded up to the next whole common share. This reverse stock split is primarily intended to bring the Company into compliance with Nasdaq’s minimum bid price requirement for continued listing.

General

The information contained in this Report on Form 6-K of the Company, except for the press releases furnished herewith as Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

On September 23, 2024, the Company announced the launch of its new E-Motion 180e inboard electric motor system. A copy of the press release entitled, “Vision Marine Technologies Announces the Launch of the E-Motion(TM) 180e Inboard” is furnished as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit No.

99.1	Press Release issued by Vision Marine Technologies Inc. on October 4, 2024, to announce the Panel Decision and Reverse Stock Split.

99.2	Press Release issued by Vision Marine Technologies Inc. on September 23, 2024, to announce the launch of of the E-Motion(TM) 180e Inboard

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: October 4, 2024	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer